UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
                                                OMB APPROVAL
FORM 4                                          OMB  Number: 3235-0287
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Bradley E. Sparks
   12975 Worldgate Dr.
   Herndon, VA 20170

2. Issuer Name and Ticker or Trading Symbol e.spire Communications, Inc. (ESPI)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   December 2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [x] Officer (give title below) [ ] Other (specify below)
   Chief Financial Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


Table I    Non-Derivative Securities Acquired, Disposed of,
or Beneficially Owned

1. Title of Security (Instr. 3)
   Common Stock (1)
   Common Stock (1)

2. Transaction Date (Month/Day/Year)
   11/20/00
   12/14/00

3. Transaction Code (Instr. 8)
   V
   V

4. Securities Acquired(A) or Disposed of (D) (Instr. 3, 4, and 5)
   Amount         (A) or (D)             Price
   641                A                  $2.33750
   1,711              A                  $.087625

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 7,352 (2)

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
   D
   D

7. Nature of Indirect Beneficial Ownership (Instr. 4)

Table II (PART 1) Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1. Title of Derivative Security (Instr. 3)


2. Conversion or Exercise Price of Derivative Security


3. Transaction Date (month/day/year)


4. Transaction Code (Instr. 8)
   Code


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, 5)
   (A)                  (D)


6. Date Exercisable and Expiration Date (Month/Day/Year)
   Dated Exercisable                     Expiration Date



7. Title and Amount of Underlying Securtities (Instr. 3 and 4)
   Title                          Amount or Number of Shares


8. Price of Derivative Security (Instr. 5)


9. Number of derivative Securities Benenficially Owned at End of Month
 (Instr. 4)


10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)


11. Nature of Indirect Benenficial Ownership (Instr. 4)


[FN]
Explanation of Responses:
(1) Issued to reporting person pursuant to e.spire's 1996 Employee Stock Purchase Plan.

(2) 2,900 shares were granted as a stock bonus pursuant to the Company's Annual Performance Plan, and grants pursuant to this plan are Rule 16b-3 qualified. The reporting person forfeited the 2,900 shares to the company prior to receipt thereof.



SIGNATURE OF REPORTING PERSON
/S/BRADLEY E. SPARKS

DATE January 9, 2001

** Intentional misstatements or ommission of facts constitute Federal Criminal Violations. See 18 USC 1001 and 15 USC 78ff(a).

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